FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Syngenta, DuPont licensing agreement for access to broad insect control technology in corn”

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1
Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	DuPont Patrick Arthur Telephone: +1 515 334 6515 pat.arthur@bio1.dupont.com www.dupont.com

Joint Media Release

Syngenta, DuPont sign agreement for access to broad insect control technology in corn

Basel, Switzerland/ Wilmington, Del., USA, February 19, 2008

Syngenta and DuPont today announced a global agreement that will provide DuPont business, Pioneer Hi-Bred, access to Syngenta’s novel insect control corn event, MIR162.  Under the royalty-bearing agreement, Syngenta will grant Pioneer a non-exclusive, global license with stacking rights to MIR162.  Other terms of the agreement were not disclosed.

“We are pleased with this important commitment which further demonstrates the quality of Syngenta’s biotech trait pipeline,” said Davor Pisk, Chief Operating Officer Syngenta Seeds.   “This agreement will accelerate the rapid adoption of Syngenta proprietary technology to better protect growers’ corn crops worldwide.”

“With access to this trait, we have a great new tool to build on our insect control product offerings,” said Paul E. Schickler, DuPont Vice President and General Manager and President of Pioneer. “The addition of MIR162 to our already strong insect control trait portfolio will provide growers with a superior product choice in controlling the broadest range of insect pests.”

MIR162 is currently in the regulatory review process in the United States and the major corn export markets.  It is expected to receive US regulatory approval by the end of the year.

MIR162 will protect corn above the ground by delivering high-level control of a broad spectrum of lepidopteran insects including fall army worm, corn ear worm, western bean and black cut worm and sugar cane borer, which are key pests in the United States, Brazil and Argentina.  The gene contained in MIR162 has a distinct mode of action that is structurally and functionally different from the genes contained in insect control technologies currently in the marketplace.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Pioneer Hi-Bred, a DuPont business, is the world’s leading source of customized solutions for farmers, livestock producers and grain and oilseed processors.  With headquarters in Des Moines, Iowa, Pioneer provides access to advanced plant genetics in nearly 70 countries.

February 19, 2008 / Page 1 of 2

DuPont is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

For additional information about our company or our products, check our worldwide website: http://www.dupont.com and http://www.pioneer.com.

Contacts:

Pioneer
Media Enquiries:	Patrick Arthur	+1 515 334 6515
patrick.arthur@pioneer.com

Syngenta
Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
media.relations@syngenta.com
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements - Syngenta

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

February 19, 2008 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: February 19, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes